UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

July 3, 2012

Commission File No.: 001-34830

D. MEDICAL INDUSTRIES LTD.
(Translation of registrant’s name into English)

3 HaSadna St.
Tirat Carmel
39026
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ☐ No ☒

D. Medical Industries Ltd. (the "Company") hereby announces that its audit committee and board of directors have approved the purchase of an insurance policy of directors’ and officers’ liability, with total coverage of US$20 million until June 30, 2013 (the "Policy"). The audit committee and the board of directors determined that the Policy is for the benefit of the Company and its shareholders. The resolutions were adopted pursuant to a framework adopted by the shareholders of the Company on May 25, 2010 (the "Shareholders' Resolution"), allowing the Company to enter into insurance policies of directors’ and officers’ liability covering no more than five consecutive years following the Shareholders' Resolution, subject to the approval of the audit committee and board of directors, and provided that: any such policy shall comply with the terms and conditions set forth in the Shareholders' Resolution, including, among others, that the coverage under any such policy shall be limited to US$20 million plus an additional amount equal to 20% of the legal expenses incurred in connection with claims under the policy.

Pursuant to the Israeli Companies Regulations (Relieves for Transactions with Interested Parties) of 2000, each shareholder that holds at least 1% of the Company's issued share capital or voting rights is entitled to object to the approval of the Policy, provided that such objection has been submitted to the Company within 14 days as of the date of this report on Form 6-K. If such objection is received by the Company within such 14 day period, the approval of the Policy will be subject to the approval of the Company's shareholders, in the manner prescribed in the Israeli Companies Law, 1999.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 3, 2012	D. MEDICAL INDUSTRIES LTD. (Registrant) By: /s/ Amir Loberman —————————————— Amir Loberman Chief Financial Officer